UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41842

Abivax SA
(Translation of registrant’s name into English)

7-11 boulevard Haussmann
75009 Paris, France
+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Abivax SA (the “Company”) held its annual ordinary and extraordinary general meeting of shareholders on May 11, 2026. The final results of each of the agenda items submitted to a vote of the shareholders are as follows1:

Number of shares with voting rights	79,291,188
Total number of votes	81,641,145
Number of shareholders present, represented or voting by post	204
Number of shares present, represented or voting by post	68,239,663
Number of votes present, represented or voting by post	70,442,656
Participation rate	86.06%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
1.	Approval of the Company's financial statements for the financial year ended 31 December 2025.	70,397,339	99.99%	7,309	0.01%	38,008	0.05%
2.	Approval of the Company's consolidated financial statements for the financial year ended 31 December 2025.	70,397,224	99.99%	7,424	0.01%	38,008	0.05%
3.	Allocation of the income for the financial year ended 31 December 2025.	70,402,942	99.98%	11,373	0.02%	28,341	0.04%
4.	Approval of the agreements referred to Articles L. 225-38 et seq. of the French Commercial Code (Code de commerce).	56,468,772	80.20%	13,938,330	19.80%	35,554	0.05%
5.	Renewal of a Director’s term of office (Sylvie Grégoire).	56,618,519	80.42%	13,787,828	19.58%	36,309	0.05%
6.	Renewal of a Director's term of office (June Lee).	54,899,841	77.98%	15,506,517	22.02%	36,298	0.05%
7.	Renewal of a Director's term of office (Troy Ignelzi).	54,855,681	77.91%	15,550,677	22.09%	36,298	0.05%
8.	Approval of the compensation items mentioned in Article L. 22-10-9 I of the French Commercial Code, pursuant to Article L. 22-10-34 of the French Commercial Code.	56,120,261	79.71%	14,282,632	20.29%	39,763	0.06%
9.	Approval of the compensation items paid during, or allocated for, the financial year 2025 to Ms. Sylvie Grégoire as Chair of the Board of Directors.	55,464,315	78.78%	14,942,341	21.22%	36,000	0.05%
10.	Approval of the compensation items paid during, or allocated for, the financial year 2025 to Mr. Marc de Garidel as Chief Executive Officer.	53,796,881	76.41%	16,609,775	23.59%	36,000	0.05%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
11.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code).	56,062,432	79.63%	14,339,261	20.37%	39,963	0.06%
12.	Approval of the compensation policy applicable to the Chair of the Board of Directors.	55,454,495	78.76%	14,952,161	21.24%	36,000	0.05%
13.	Approval of the compensation policy applicable to the Chief Executive Officer.	54,969,580	78.07%	15,437,276	21.93%	35,800	0.05%
14.	Approval of the compensation policy applicable to the Board members.	69,487,277	98.68%	926,792	1.32%	28,587	0.04%
15.	Authorization to be granted to the Board to purchase the Company's own shares.	55,326,277	78.59%	15,076,566	21.41%	39,813	0.06%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
16.	Authorization to the Board of Directors to reduce share capital by cancelling treasury shares.	70,276,682	99.81%	133,617	0.19%	32,357	0.05%
17.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, maintaining preferential subscription rights.	54,873,990	77.94%	15,533,112	22.06%	35,554	0.05%
18.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights by way of an offer to the public, and with the ability to confer a right of priority.	54,823,677	77.87%	15,579,450	22.13%	39,529	0.06%
19.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights in favor of a specific category of persons.	54,946,334	78.05%	15,456,743	21.95%	39,579	0.06%
20.	Delegation of authority to the Board of Directors to carry out a capital increase, within the limit of 30% of the share capital per year, by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights by way of a public offer to qualified investors or a restricted group of investors, within the meaning of Article L. 411-2, paragraph 1°, of the French Monetary and Financial Code (Code monétaire et financier).	54,946,016	78.04%	15,457,111	21.96%	39,529	0.06%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
21.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights in favor of certain categories of investors within the framework of an equity financing agreement in the United States stock market known as an “At-The-Market” or “ATM Program”.	55,053,391	78.20%	15,349,736	21.80%	39,529	0.06%
22.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights in favor of designated beneficiaries.	54,946,335	78.05%	15,456,792	21.95%	39,529	0.06%
23.	Delegation of authority to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights.	54,875,278	77.94%	15,527,861	22.06%	39,517	0.06%
24.	Delegation of authority to the Board of Directors to increase capital by capitalizing premiums, reserves, profits or other items.	70,246,176	99.77%	164,279	0.23%	32,201	0.05%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
25.	Delegation of authority to the Board of Directors to issue shares and securities leading to a capital increase in consideration of non-cash contributions.	54,871,283	77.94%	15,531,856	22.06%	39,517	0.06%
26.	Delegation of authority to the Board of Directors to issue shares and securities entailing a capital increase in the event of a public exchange offer initiated by the Company.	54,844,834	77.90%	15,558,305	22.10%	39,517	0.06%
27.	Setting of the overall limits on the amount of the issues carried out pursuant to the delegations granted.	69,568,526	98.80%	841,719	1.20%	32,411	0.05%
28.	Authorization to the Board of Directors to grant share subscription and/or purchase options ("Options"), with cancellation of the shareholders' preferential subscription rights in favor of a specific category of persons.	54,161,043	76.93%	16,242,096	23.07%	39,517	0.06%
29.	Delegation of authority to the Board of Directors to issue and allot ordinary share warrants ("Warrants"), with cancellation of the shareholders’ preferential subscription rights in favor of a specific category of persons.	54,143,113	76.90%	16,260,026	23.10%	39,517	0.06%
30.	Authorization to the Board of Directors to allot free shares, whether existing or to be issued ("Free Shares"), with cancellation of the shareholders' preferential subscription rights in favor of a specific category of persons.	53,983,571	76.79%	16,318,396	23.21%	140,689	0.20%
31.	Setting of the overall limits on the amount of the issues carried out pursuant to the authorizations to grant Options and Free Shares and the delegations of authority in order to issue Warrants.	70,380,891	99.96%	25,404	0.04%	36,361	0.05%
32.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares or securities conferring access to the Company's capital restricted to members of a company savings plan, with cancellation of the shareholders’ preferential subscription rights in favor thereof.	70,200,401	99.70%	209,994	0.30%	32,261	0.05%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
33.	Powers for formalities.	70,402,455	99.99%	8,000	0.01%	32,201	0.05%

1 Percentages of votes “For” and “Against” are calculated based on the total number of votes cast, excluding abstentions. The percentage of abstentions is provided for completeness and reflects the proportion of shares present or represented at the meeting that did not participate in the vote on the relevant resolution.

Press Release

On May 11, 2026, the Company published a press release entitled “Abivax Announces Results of its May 11, 2026 Annual General Meeting.” A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 shall be deemed to be incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-283336 and 333-288884) and Form S-8 (File Nos. 333-286069 and 333294544) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated May 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA (Registrant)

Date: May 20, 2026	/s/ Marc de Garidel
Chief Executive Officer